

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Robert McAllister
Principal Executive Officer
Enertopia Corp.
1873 Spall Rd. #7
Kelowna, British Columbia
Canada, V1Y4R2

      Re: Enertopia Corp.
          Form 10-K for the Fiscal Year ended August 31, 2023
          Filed November 29, 2023
          File No. 000-51866

Dear Robert McAllister:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation